Exhibit 99.1

SINOVAC Announces Extension of Deadline to Submit Payment Instructions for Previously Declared Special Cash Dividend

2026-07-15

BEIJING -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it has extended the deadline for shareholders and nominee brokers to submit payment instructions relating to the Company’s previously declared special cash dividend.

The Company previously announced a special cash dividend of US$55.00 per common share, payable to valid holders of the Company’s common shares as of the close of business on May 23, 2025 ET. The Company previously informed shareholders that completed instruction materials were to be submitted prior to December 31, 2025 in order to facilitate receipt of the dividend. The Company previously extended that submission deadline to June 30, 2026, and has now further extended that submission deadline to December 31, 2026.

Shareholders and nominee brokers that have not yet submitted their instruction materials are reminded to do so on or before December 31, 2026 in order to facilitate payment of the dividend. If you have any questions regarding the process you need to undertake to receive the Dividend, please contact the Information Agent:

D.F. King & Co., Inc.

28 Liberty Street, 53rd Floor

New York, NY 10005

Attention: Sinovac Biotech Ltd. Special Dividend

Email: sva@dfking.com, with a subject line of Sinovac Biotech Ltd, Special Dividend

Contact

Sinovac Biotech Ltd.

Helen Yang
Tel: +86-10-8279 9720
Email: ir@sinovac.com

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based global biopharmaceutical company, with a mission of “supply vaccines to eliminate human diseases”, the company specializes in the research, development, manufacturing and commercialization of vaccines and related biological products that protect against human infectious diseases.

The company’s diversified portfolio includes vaccines for influenza, viral hepatitis, varicella, Hand-Foot-Mouth disease (HFMD), poliomyelitis, pneumococcal disease, etc., of which 3 vaccines have been prequalified by WHO, including inactivated hepatitis A vaccine Healive®, Sabin-strain inactivated polio vaccine (sIPV), and varicella vaccine.

SINOVAC has a leading edge in developing vaccines to combat infectious disease outbreaks and was among the first to initiate R&D during major public health emergencies, including SARS, H5N1, H1N1, and COVID-19. The company developed the world's first inactivated SARS vaccine (Phase I completed), China's first H5N1 influenza vaccine (Panflu®), the world's first H1N1 influenza vaccine (Panflu.1®), and CoronaVac®, the most widely used inactivated COVID-19 vaccine globally.

Beyond its marketed portfolio, the company is advancing a robust pipeline that includes combination vaccines, recombinant protein vaccines and next-generation platforms such as mRNA technologies and antibodies.

With a long-standing commitment to innovation and global health, SINOVAC is expanding its global footprint by strengthening partnerships with research institutions, international organizations, and local partners. Through broader market presence, technological cooperation, and localized production, the company aims to accelerate vaccine development and supply, enhance regional access to high-quality products, and better address unmet medical needs while improving preparedness for future pandemics.

For more information, please see the Company’s website at www.sinovac.com.